CERTIFICATE OF VICE PRESIDENT
                      T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
                       Pursuant to Rule 306 of Regulation S-T


     I, the undersigned, Henry H. Hopkins, Vice President of T. Rowe Price Small-Cap Value Fund, Inc. (the "Fund"), do hereby certify that the prospectus for the Fund has been translated into the Spanish language. The Spanish version of the prospectus constitutes a full and complete representation of the English version which has been filed as a part of this Registration Statement. A copy of the Spanish version will be available for inspection upon request.

     WITNESS my hand and the seal of the Fund this April 24, 1998.

              T. Rowe Price Small-Cap Value Fund, Inc.

(Seal)        /s/Henry H. Hopkins
              Henry H. Hopkins, Vice President